Filed pursuant to Rule 424(b)(3)
File No.: 333-119338

December 20, 2005

SUPPLEMENT DATED DECEMBER 20, 2005 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

GRANT PARK FUTURES FUND NOVEMBER PERFORMANCE UPDATE

FUND	NOVEMBER	2005 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	4.16%	-2.11%	$57M	$1,080.284
Grant Park Futures Fund Class B Units	4.08%	-2.94%	$240M	$957.209

TRADING ADVISORS	NOVEMBER	2005 YTD	% of Fund
Rabar Market Research (Div)	4.06%	-7.27%	20%
EMC Capital Management (Classic)	8.64%	8.44%	22%
Eckhardt Trading (Global)	0.41%	-2.29%	10%
Graham Capital Management (GDP)	0.17%	-9.10%	20%
Winton Capital Management (Div)	6.31%	7.27%	19%
Saxon Investment Corp (Div)	2.96%	-14.10%	9%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund recorded trading profits for the month of November.  Gains came from positions in a majority of sectors, with the largest profits coming from the metals and stock indices.  Positions in the currencies, agricultural/soft commodities and energies were also responsible for positive returns.  Losses were the result of positions in the interest rate sector.

Long positions in the metals sector were profitable for the month as prices for base and precious metals rose during the period.  Gold rallied to levels not seen in almost 18 years as continued buying on behalf of China and India helped to push the market higher.  Warnings early in the month from Federal Reserve Chairman Alan Greenspan concerning the continued threat of long-term inflation also boosted gold prices as investors sought a safe haven in response to these comments. Gains also came from longs in the base metals as ongoing global demand for raw materials pushed prices for aluminum, copper and zinc to higher levels.

Stock indices rallied around the globe during the month, benefiting long positions in the sector.  News that the Japanese economy had posted its fourth consecutive quarter of positive growth helped send the Nikkei index to its highest level in nearly five years.  A strong performance from microchip stocks also helped to push the index higher.  Long positions in the European indices were also profitable as the German DAX and Euro STOXX index posted stronger closes.  Additionally, longs in the S&P Composite Index profited as domestic stocks rallied on stronger-than-expected consumer confidence data.

A stronger U.S. dollar contributed to profits in the currency sector.  Short positions in the Japanese yen made gains as the Asian currency lost ground to the greenback after Fed Chairman Greenspan warned

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

of the consequences of long-term inflation, spurring dollar-buying on expectation that the Reserve Bank will continue to raise short-term interest rates if evidence of inflation continues to manifest itself.

Long positions in the sugar market resulted in gains for the agricultural/soft commodity sector.  Technical-driven buying on behalf of some of the larger commodity funds helped push prices higher for the month.  Short positions in the corn market led to gains in the sector.  Bearish data included news that the U.S. Department of Agriculture had increased its ending stocks estimates (actual amount of corn used) for the 2005-06 growing season.

Short positions in the energy sector reported gains as prices for heating oil fell amid a spate of unseasonably warm weather across user regions in the U.S.  Prices for crude oil were also lower, adding to profits.

Lastly, positions in the interest rate sector resulted in losses.  Short positions in the Eurodollar contract sustained the largest setbacks as the short-term interest rate product traded higher in response to the release of the Federal Open Market Committee’s November 1st meeting minutes, which warned of the ramifications of carrying the tightening cycle too far.  Losses were also the result of short positions in the Ten-year note and Thirty-year bond as prices rose on data that suggested continued strong foreign demand for U.S. securities.  Additionally, higher prices in the British short-sterling and Australian Ten-year bond markets resulted in losses for short positions.

OTHER FUND NEWS

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2005 tax year in early March. The Schedule K-1 will contain a reconciliation of your Fund capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free).

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
NOVEMBER 30, 2005

Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	738,401	(1,287,162)	3,068,221	(2,803,783)
Change in Unrealized Income (Loss)	1,889,707	3,105,402	7,852,154	11,721,352
Brokerage Commissions	(27,961)	(495,848)	(116,185)	(1,817,937)
Exchange, Clearing Fees and NFA charges	(10,224)	(81,919)	(42,484)	(318,860)
Other Trading Costs	(29,617)	(294,108)	(123,064)	(1,088,908)
Change in Accrued Commissions	(6,477)	(30)	(26,912)	181
Net Trading Income (Loss)	2,553,829	946,335	10,611,730	5,692,045
Other Income:
Interest, U.S. Obligations	71,844	725,497	298,528	2,723,563
Interest, Other	86,780	863,772	360,589	3,235,484
Total Income (Loss)	2,712,453	2,535,604	11,270,847	11,651,092
Expenses:
Incentive Fees to Trading Managers	34,866	402,834	144,875	1,420,583
Administrative Fees	12,380	188,875	51,441	691,859
O&O Expenses	9,904	116,255	123,458	1,753,025
Brokerage Expenses	299,592	3,603,820	1,337,464	13,977,278
Illinois Replacement Tax	0	0	0	0
Total Expenses	356,742	4,311,784	1,657,238	17,842,745
Net Income (Loss)	2,355,711	(1,776,180)	9,613,609	(6,191,653)
Statement of Changes in Net Asset Value
Beginning Balance	55,636,713	69,683,894	231,364,537	219,970,138
Additions	1,045,000	9,169,246	4,160,664	60,410,041
Net Income (Loss)	2,355,711	(1,776,181)	9,613,609	(6,191,653)
Redemptions	(2,156,973)	(20,196,508)	(5,298,444)	(34,348,160)
Balance at NOVEMBER 30, 2005	56,880,451	56,880,451	239,840,366	239,840,366
Total Units Held at End of The Period		52,653.23245		250,562.11301
Net Asset Value Per Unit		1,080.284		957.209
Rate of Return	4.16%	-2.11%	4.08%	-2.94%

To the best of my knowledge and belief the
Information contained herein is accurate and complete.
___________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP